Exhibit 99.1

No. 44/08

 IAMGOLD’s Cash Bid for Euro Ressources to Close November 21, 2008

Toronto, Ontario, October 24, 2008 – IAMGOLD Corporation (“IAMGOLD”) announced today that the French Autorité des marchés financiers ("AMF"), disclosed the final calendar of the tender offer (“Offer”) to acquire all the outstanding shares of Euro Ressources S.A. (“Euro”) in an all cash Offer representing €1.20 per share. The public Offer opened on October 6, 2008 and will close on November 21, 2008.

Joseph Conway IAMGOLD President & CEO said, "Since the opening of the Offer the gold price has declined by 14% and the key gold equity benchmark, the S&P/TSX Gold Index, has declined 45%. In today’s volatile market conditions our all cash Offer, more than ever, provides maximum liquidity through a significant premium to Euro shareholders1. I am convinced that Euro shareholders will seize upon this opportunity.”

Euro shareholders will receive from their depositary bank the necessary documentation allowing them to tender to the Offer.

Terms of the Offer:
•	The Offer opened on October 6, 2008 and will close on November 21, 2008.
•
Shareholders of Euro are to receive €1.20 per share in cash which represents a premium of 30% based on the closing price of Euro shares on Euronext on August 28, 2008, which is the last trading day of Euro prior to the filing of the draft tender offer in France with the AMF.

•
The Offer is for all outstanding Euro shares and for any shares issuable upon the exercise of subscription options. Based on publicly available information, Euro’s capital structure currently consists of approximately 60.6 million shares and up to 1.9 million shares issuable upon the exercise of granted options.

•
The Offer is conditional upon IAMGOLD holding a minimum of 50% plus one share of Euro's capital and voting rights, calculated on a diluted basis upon closure of the Offer. IAMGOLD indirectly holds 4.9% of Euro and combined with the 2.4% lock-up agreement announced on October 8, 2008, IAMGOLD controls approximately 7.3% of Euro’s common shares outstanding.

This news release does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer referred to herein is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction. The offer is extended in Canada via an application requesting exemptive relief from Canadian take-over bid requirements.

1  The offer price represents a premium of 30% based of Euro's last closing price before filing of the Offer.

Copies of the IAMGOLD information note on the Offer, approved by the AMF, and of the document containing other information relating to the legal, financial and accounting characteristics of IAMGOLD are available free of charge from:
▪ IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
▪ Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18, France

These documents are also available on the AMF website at www.amf-france.org.
The information note and a translation into English may be consulted on
IAMGOLD's website at www.iamgold.com and under IAMGOLD's profile on
SEDAR at www.sedar.com.

The offer documents, relating to the Canadian offer are available free of charge from:
IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto
(Ontario) Canada, M5H 2Y4
These documents are also available on IAMGOLD website www.iamgold.com and and SEDAR website www.sedar.com (IAMGOLD and Euro section)

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency Policy” demonstrates IAMGOLD’s commitment and confidence in the gold market.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Elaine Ellingham
President & CEO jconway@iamgold.com	SVP, Investor Relations & Communications eellingham@iamgold.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4743 Toll-free: 1 888 IMG-9999

Individual Shareholders (France):
Toll-Free: 0800 630 650

Financial Dynamics S.A.S. (France):
Press Contacts:
Guillaume Foucault:  guillaume.foucault@fd.com
Michelle Aubert: michelle.aubert@fd.com
T: +33 (0)1 47 03 68 10

Investor contacts:
Valery Lepinette:   valery.lepinette@fd.com
Laurence Borbalan: laurence.borbalan@fd.com
T: +33 (0)1 47 03 68 10

Renmark Financial Communications Inc. (North America):
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.